Contact

www.linkedin.com/in/joefortune
(LinkedIn)

Top Skills

Forecasting
Financial Management
Financial Analysis

Joe Fortune

Chief Meister (CEO) at Mast-Jägermeister US, Inc.
New York City Metropolitan Area

Summary

Experienced business leader with broad, balanced international experience across multiple industries from Beverage Alcohol & CPG (FMCG) to IT. Performance focused business partner & change agent with excellent communication and team management expertise.

Experience

Mast-Jägermeister US, Inc.

8 years 4 months

Chief Executive Officer
April 2022 - Present (2 years 9 months)
United States

Chief Commercial Officer (CCO)
July 2019 - April 2022 (2 years 10 months)
White Plains, New York

Leads the integrated commercial team to ensure delivery of short & long term profitable revenue growth across all sales channels.
Partners with senior leadership of distributors to support execution of commercial strategy.
Influences & shapes our positive brand-led culture.

CFO
September 2016 - August 2019 (3 years)
Greater New York City Area

Business partner to the CEO and member of the leadership team. Responsible for the financial, risk management, operations, and IT for the Company, including the development of a financial and operational strategy, metrics tied to that strategy, and the ongoing development and monitoring of control systems designed to report accurate financial results.

Disaronno International

VP Finance

June 2014 - September 2016 (2 years 4 months)
new jersey

Broad senior leadership role working with internal and third party resources both in the US and Europe

Provide strategic and operational leadership across the whole business. Business partner with the Executive Vice President in driving business performance and direction while sustaining a robust accounting & control environment. Directly leading the finance & customer service functions.

Diageo

4 years 5 months

FP&R Director - North America

July 2013 - June 2014 (1 year)
Norwalk, Connecticut

Performance consolidation of 4 businesses with a combined P&L of circa; $5.5Bn NSV, $850M A&P and $2.5Bn OP

- Develop & lead the planning, forecasting and reporting processes across Diageo N.A, linking all departments from Supply to Finance to Sales to Marketing.

- Key point of contact with Group HQ on performance and outlook

- Manage & Coach the FP&R team of 12 covering planning & reporting, A&P and overheads

- Business partner with 6 business unit leadership teams to support strategic decision making at a regional executive level

- Prepare and present decks for CEO, CFO and executive team meetings with a focus on YTD performance and forecasted outlook insights

- Lead ad-hoc projects and analysis to evaluate business performance and strategic options

Finance Director - Eastern Control Division

April 2012 - July 2013 (1 year 4 months)
Norwalk, Connecticut, USA

Responsible for the finance and commercial support to the GM and his team for the 9 eastern control states.

Responsibilities include; Annual plan setting, performance management and direction, strategic price development, supporting M&E on major areas of A&P and trade spend, maintaining a strong internal control & compliance environment, team management and development.

Commercial Finance Manager - Global Sales

January 2011 - April 2012 (1 year 4 months)

I lead the consumer pricing mission - planning and executing consumer pricing studies in key markets driving margin optimisation. Key aspect is building local capability around the developed pricing framework.

Commercial Finance Manager ROI

February 2010 - January 2011 (1 year)

Finance business partner to the head of sales - decision support, business performance management and management of P&L

Fortune Advisory

Principal

September 2009 - February 2010 (6 months)

Commercial finance advice & support, financial training to sales,marketing & commercial staff and business process improvement on a project basis. Also provide interim senior management solutions.

Cuisine de France (IAWS - Now Aryzta)

Commercial Finance Manager

March 2008 - September 2009 (1 year 7 months)

Finance business partner to the Managing Director and Sales leadership covering all aspects of decision support and business performance management.

Oracle

EMEA Strategic Analyst

2005 - February 2008 (3 years)

Finance business partner to two sales VP within the oracle direct EMEA business - providing decision support and BPM across the region.

CommScope (sold in spin off from Avaya)

Financial Controller

2004 - 2005 (1 year)
Ireland

Avaya
Financial Controller
2000 - 2004 (4 years)

Financial controllership of the Sales and manufacturing business.

Education

The Wharton School
Executive program, Mergers & Acquistions · (2018 - 2018)

Trinity College, Dublin
B.Sc. (Mgmt.) & M.A., Business, Management, Marketing, and Related Support Services · (1994 - 2004)

ACCA
ACCA, Accountancy · (1999 - 2002)

Technological University Dublin
Adv. Dip., Marketing Administration · (1994 - 1998)